Exhibit 4.19

FIRST AMENDMENT TO
RIGHTS AGREEMENT

     This First Amendment to Rights Agreement dated as of April 29, 2005 (this “Amendment”), between KB Home (f/k/a Kaufman and Broad Home Corporation), a Delaware corporation (the “Company”), and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), a limited liability company registered in the State of New Jersey, Rights Agent (the “Rights Agent”).

W I T N E S S E T H

               WHEREAS, the Company and the Rights Agent entered into the Rights Agreement dated as of February 4, 1999 (the “Rights Agreement”); and

               WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company desires to amend the Rights Agreement to increase the Purchase Price thereunder from $135 to $270;

               NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

               1. Paragraph (b) of Section 7 of the Rights Agreement is hereby deleted in its entirety and replaced with the following new paragraph (b):

          (b) The Purchase Price for each one one-hundredth of a share of Preferred Stock pursuant to the exercise of a Right shall initially be $270. The Purchase Price and the number of shares of Preferred Stock (or other securities or property, as the case may be) to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided herein and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

               2. The first paragraph of text in the Form of Rights Certificate for Common Stock attached as Exhibit B to the Rights Agreement is hereby deleted in its entirely and replaced with the following new paragraph:

This certifies that ___, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement dated as of February 4, 1999 (the “Rights Agreement”) between KB Home (f/k/a Kaufman and Broad Home Corporation), a Delaware corporation (the “Company”), and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), a limited liability company registered under the laws of the State of New Jersey (the “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M. (California time) on March 5, 2009 at the office or offices of the Rights Agent designated for such purpose, or its successors as Rights Agent, one one-hundredth of a fully paid, nonassessable share of Series A Participating Cumulative Preferred Stock (the “Preferred Stock”) of the Company, at a cash purchase price of $270 per one one-hundredth of a share (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase and the related Certificate duly executed. The number of Rights evidenced by this Right Certificate (and the number of shares which may be purchased upon exercise thereof) set forth above, and the Purchase Price per share set forth above, are the number and Purchase Price as of March 5, 1999 based on the Preferred Stock as constituted at such date.

32

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and year first above written.

KB HOME

[SEAL]
	By:	/s/ Kimberly N. King
	Name:	Kimberly N. King
	Title:	Secretary

Attest:

By:	/s/ Tony Richelieu
Name:	Tony Richelieu
Title:	Assistant Secretary

MELLON INVESTOR SERVICES LLC,
as Rights Agent

[SEAL]

	By:	/s/ James Kirkland
	Name:	James Kirkland
	Title:	Assistant Vice President

Attest:

By:	/s/ Sharon Knepper
Name:	Sharon Knepper
Title:	Vice President

33